Exhibit 99.4

CONSENT OF SLOBODAN (BOB) JANKOVIC

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information incorporated by reference in Centerra Gold Inc.’s Registration Statement on Form S-8 (File No. 333-257489) filed with the U.S. Securities and Exchange Commission.

/s/ Bob Jankovic
By: Slobodan (Bob) Jankovic Senior Director, Technical Services Centerra Gold Inc.

Dated: February 24, 2022